Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement B dated March 1, 2011,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Pricing Supplement No. 1598B/A† Registration Statement No. 333-162195 Dated September 5, 2012; Rule 424(b)(3)
Deutsche Bank AG

Structured Investments	Deutsche Bank $ 3,500,000 Notes Linked to the Dow Jones Industrial AverageSM due February 22, 2016
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the Dow Jones Industrial AverageSM (the “Index”). If the Ending Index Level is greater than or equal to the Initial Index Level, investors will receive at maturity a return equal to the greater of (a) the Index Return and (b) the Step Return of 29.00%. If the Ending Index Level is less than the Initial Index Level by not more than the Buffer Amount of 20.00%, investors will be entitled to receive at maturity the Face Amount of notes. However, if the Ending Index Level is less than the Initial Index Level by an amount greater than the Buffer Amount of 20.00%, investors will lose some or all of their initial investment. The notes do not pay coupons or dividends. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing February 22, 2016†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on August 17, 2012 (the “Trade Date”) and are expected to settle on August 22, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The Dow Jones Industrial AverageSM (the “Index”) (Ticker: INDU)
Step Return:	29.00%
Payment at Maturity:
•      If the Ending Index Level is greater than or equal to the Initial Index Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the greater of the Index Return and the Step Return, calculated as follows:

$1,000 +[$1,000 x the greater of  (a) Index Return and (b) Step Return]
•      If the Ending Index Level is less than the Initial Index Level by an amount not greater than the Buffer Amount of 20.00%, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of notes.

•      If the Ending Index Level is less than the Initial Index Level by an amount greater than the Buffer Amount of 20.00%, you will lose 1.25% of the Face Amount of your notes for every 1.00% that the Ending Index Level is less than the Initial Index Level by an amount greater than 20.00%, and you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Amount) x Downside Factor]

You will lose some or all of your investment at maturity if the Index Return is negative and the Ending Index Level is less than the Initial Index Level by an amount greater than 20.00%. Any Payment at Maturity is subject to the credit of the Issuer.

Buffer Amount:	20.00%
Downside Factor:	1.25
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive, zero or negative.
Initial Index Level:	13,275.20, the Index closing level on the Trade Date.
Ending Index Level:	The Index closing levels on the Final Valuation Date.
Final Valuation Date††:	February 17, 2016
Maturity Date††:	February 22, 2016
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1LG4 / US2515A1LG40
†	This amended and restated pricing supplement amends and restates pricing supplement No. 1598B in its entirety. We refer to this amended and restated pricing supplement as “pricing supplement.”
††	Subject to postponement as described in the accompanying product supplement under “Description of Securities – Payment at Maturity – Postponement of Observation Date; Averaging Dates.”
Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$3,500,000.00	$35,000.00	$3,465,000.00
(1)	Please see “Supplemental Plan of Distribution” in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
September 5, 2012

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the underlying supplement No. 1 dated September 29, 2009, product supplement B dated March 1, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement B dated March 1, 2011:
http://www.sec.gov/Archives/edgar/data/1159508/000119312511052380/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and graph illustrate the hypothetical return at maturity on the notes.  The hypothetical returns set forth below reflect the Initial Index Level of 13,275.20, the Downside Factor of 1.25 and the Step Return on the notes of 29.00%. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index Return, determined using the Index closing levels on the specified Averaging Dates. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Hypothetical Ending Index Level	Hypothetical Index Return	Hypothetical Return	Payment at Maturity
26,550.40	100.00%	100.00%	$2,000.00
25,222.88	90.00%	90.00%	$1,900.00
23,895.36	80.00%	80.00%	$1,800.00
21,904.08	65.00%	65.00%	$1,650.00
19,912.80	50.00%	50.00%	$1,500.00
18,585.28	40.00%	40.00%	$1,400.00
17,125.01	29.00%	29.00%	$1,290.00
15,930.24	20.00%	29.00%	$1,290.00
14,602.72	10.00%	29.00%	$1,290.00
13,938.96	5.00%	29.00%	$1,290.00
13,407.95	1.00%	29.00%	$1,290.00
13,275.20	0.00%	29.00%	$1,290.00
12,611.44	-5.00%	0.00%	$1,000.00
11,947.68	-10.00%	0.00%	$1,000.00
11,283.92	-15.00%	0.00%	$1,000.00
10,620.16	-20.00%	0.00%	$1,000.00
9,292.64	-30.00%	-12.50%	$875.00
7,965.12	-40.00%	-25.00%	$750.00
6,637.60	-50.00%	-37.50%	$625.00
5,310.08	-60.00%	-50.00%	$500.00
3,982.56	-70.00%	-62.50%	$375.00
2,655.04	-80.00%	-75.00%	$250.00
1,327.52	-90.00%	-87.50%	$125.00
26,550.40	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases 5.00% from the Initial Index Level of 13,275.20 to an Ending Index Level of 13,938.96.  Because the Index Return of 5.00% is less than the Step Return of 29.00%, the investor receives a return equal to the Step Return. Therefore, the Payment at Maturity is equal to $1,290.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 29.00%) = $1,290.00

Example 2: The level of the Index increases 40.00% from the Initial Index Level of 13,275.20 to an Ending Index Level of 18,585.28.  Because the Index Return of 40.00% is greater than the Step Return of 29.00%, the investor receives a Payment at Maturity of $1,400.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 40.00%) = $1,400.00

Example 3: The level of the Index decreases 5.00% from the Initial Index Level of 13,275.20 to an Ending Index Level of 12,611.44.  Although the Ending Index Level of 12,611.44 is less than the Initial Index Level of 13,275.20, because the Ending Index Level is less than the Initial Index Level by an amount not greater than the Buffer Amount of 20.00%, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The level of the Index decreases 40.00% from the Initial Index Level of 13,275.20 to an Ending Index Level of 7,965.12.  Because the Ending Index Level of 7,965.12 is less than the Initial Index Level of 13,275.20 by an amount greater than the Buffer Amount of 20.00%, the investor will receive a Payment at Maturity of $750.00 per $1,000 Face Amount of notes calculated as follows:

$1,000 + [$1,000 x (-40.00% + 20.00%) x 1.25] = $750.00

Selected Purchase Considerations

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STEP-UP APPRECIATION POTENTIAL — The notes provide the opportunity to receive at least the Step Return of 29.00% if the Ending Index Level is greater than or equal to the Initial Index Level, and to participate in any appreciation of the Index beyond the Step Return at maturity. If the Ending Index Level is greater than or equal to the Initial Index Level, you will be entitled to a return reflecting the greater of the Index Return and the Step Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS – Payment at Maturity of the Face Amount of the notes is protected against a decline in the Index, as measured from the Initial Index Level to the Ending Index Level, of up to the Buffer Amount of 20.00%. If the Ending Index Level is less than the Initial Index Level by an amount greater than 20.00%, for every 1.00% that the Ending Index Level is less than the Initial Index Level by an amount greater than 20.00%, you will lose an amount equal to 1.25% of the Face Amount of your notes. Accordingly, you could lose your entire investment in the notes.

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RETURN LINKED TO THE PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGESM – The return on the notes, which may be positive, zero or negative, is linked as described herein to the performance of the Dow Jones Industrial AverageSM. The Dow Jones Industrial AverageSM is a price-weighted index comprised of 30 common stocks. On July 2, 2012, The McGraw-Hill Companies, Inc. (“McGraw-Hill”), the owner of the S&P Indices business, and CME Group Inc. (“CME Group”), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, formed a new joint venture, S&P Dow Jones Indices, which owns the S&P Indices business and the Dow Jones Indexes business, including the Dow Jones Industrial AverageSM.This is just a summary of the Dow Jones Industrial AverageSM. For more information on the Dow Jones Industrial AverageSM, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Dow Jones U.S. Indices – The Dow Jones Industrial AverageSM” in the accompanying underlying supplement No. 1 dated September 29, 2009

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TAX CONSEQUENCES  — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity or disposition of your notes, and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether holders of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including  the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.25% for each 1.00% that the Ending Index Level is less than the Initial Index Level by an amount greater than the 20.00% Buffer Amount.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Dow Jones Industrial AverageSM would have.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time remaining to maturity of the notes;
•	the dividend rate on the common stocks underlying the Index;
•	interest rates and yields in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or the Averaging Dates could adversely affect the level of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Dow Jones Industrial AverageSM based on the daily Index closing levels from August 17, 2007 through August 17, 2012.  The Index closing level on August 17, 2012 was 13,275.20.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes.

Validity of Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal  Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Issuer on December 30, 2011.